                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of January 2002

                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                 (Translation of Registrant's Name into English)

   SHENKAR STREET 9, GAV YAM CENTER NO.3, P.O.B. 2061 HERZLIA B, ISRAEL 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

         Attached to the Registrant's Form 6-K for the month of January 2002 and incorporated by reference herein is the Registrant's news release dated January 29, 2002.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  PARADIGM GEOPHYSICAL LTD.
                                  (Registrant)



                                  By:  /s/   Jonathan Keller
                                       ---------------------------------
                                           Jonathan Keller
                                           Company Secretary


Dated:  29 January, 2002

[PARADIGM GEOPHYSICAL LOGO]



FOR IMMEDIATE RELEASE


        PARADIGM GEOPHYSICAL REPORTS FOURTH QUARTER AND YEAR-END RESULTS

            FOURTH QUARTER REVENUE $19 MILLION, 7 PERCENT GROWTH OVER
                                  THIRD QUARTER
             ANNUAL REVENUE $72.8 MILLION, 15 PERCENT REVENUE GROWTH
                                   OVER 2000



NEW YORK, JANUARY 29, 2002: Paradigm Geophysical (NASDAQ:PGEO) today announced its fourth quarter and year-end results for the period ending December 31, 2001.

HIGHLIGHTS

FOURTH QUARTER

- TOTAL REVENUES FOR THE QUARTER reached $19.0 million, an increase of 7 percent over the third quarter 2001 revenues of $17.8 million.

- EPS FOR THE QUARTER before restructuring charges were pro-forma $0.06, and $0.02 after restructuring charges, compared to $0.01 for the third quarter this year.

- RESTRUCTURING CHARGE of $0.5 million in fourth quarter, implementing previously announced resource optimization program, and consolidation of our operations in France.

- EBITDA for the quarter was $2.7 million, a 10 percent increase over the third quarter this year.

-        CASH FLOW PER SHARE for the fourth quarter of this year was $0.15.

YEAR OVER YEAR

- TOTAL REVENUES FOR THE YEAR 2001 were $72.8 million, 15 percent growth over $63.3 million for 2000. o EPS FOR THE YEAR were pro-forma $0.18 before restructuring charges and $0.14 after restructuring charges, compared to $0.17 for 2000.

- EBITDA FOR THE YEAR was $12.1 million, a 7 percent increase over $11.4 million for 2000.

-        CASH FLOW PER SHARE was $0.72, a 5 percent decrease over $0.76 for
         2000.


SUMMARY KEY RESULTS AND COMPARATORS

 QUARTERLY BASIS

                                 --------------------------------------------------------------------
                                              Fourth Quarter
                                 ------------------------------------------
                                     2001         2000        % Change        Q3 `01       % Change
                                                             Q4'01 over                   Q4'01 over
                                                                Q4'00                        Q3'01
                                 --------------------------------------------------------------------

        (US$ PER SHARE)
EPS:
  pro-forma before
restructuring charges                $0.06        $0.08       -31%              $0.01      667%
  after restructuring
charges                              $0.02        $0.08       -73%              $0.01      194%
CFPS                                 $0.15        $0.23       -35%              $0.15       0%
-----------------------------------------------------------------------------------------------------
         (US$ MILLION)
Revenue                              $19.0        $20.9        -9%              $17.8       7%
Operating Income:
  before restructuring
charges                               $1.2         $1.7       -26%               $0.3      312%
  after restructuring
charges                               $0.7         $1.7       -59%               $0.3      131%
Net Income:
  pro-forma before
restructuring charges                 $0.9         $1.2       -27%               $0.1      695%
  after restructuring
charges                               $0.3         $1.2       -72%               $0.1      205%

                                 --------------------------------------------------------------------

FISCAL YEAR BASIS

                                               --------------------------------------------
                                                                Fiscal Year
                                               --------------------------------------------
                                                      2001       2000       % Change
                                                                          2001 over 2000
                                               --------------------------------------------

                 (US$ PER SHARE)
              EPS:
                pro-forma before
              restructuring charges                   $0.18       $0.17         3%
                after restructuring
              charges                                 $0.14       $0.17        -18%
              CFPS                                    $0.72       $0.77        -5%
              -----------------------------------------------------------------------------
                       (US$ MILLION)
              Revenue                                 $72.8       $63.3        15%
              Operating Income:
                before restructuring
              charges                                  $3.9        $3.3        18%
                after restructuring
              charges                                  $3.3        $3.3         2%
              Net Income:
                pro-forma before
              restructuring charges                    $2.7        $2.4        13%
                after restructuring
              charges                                  $2.1        $2.4        -10%
                                               --------------------------------------------

MANAGEMENT COMMENTS

Eldad Weiss, Chairman and CEO stated, "We are pleased to report revenue growth for the year 2001 of 15 percent over 2000, and a 7 percent revenue increase over the third quarter. We view these results as positive in the context of the unfavorable energy sector and geopolitics since September 11."

"We previously announced a restructuring program to consolidate our French operations and optimize resources worldwide. We have commenced this program in the fourth quarter. The associated restructuring charge is expected to be about $1.3 million, of which $0.5 million was taken the fourth quarter.


"We believe that the technological innovations we announced early in the third quarter are finding increasing market acceptance. This, along with the anticipated positive impact on earnings from the restructuring program, is expected to add certainty to achieving the earnings per share guidance range of between $0.33 and $0.42 for the year."

DETAILED RESULTS

QUARTERLY BASIS

                                                -----------------------------------------------------------------------
                                                            Fourth Quarter
                                                ----------------------------------------
                                                    2001         2000       % Change        Q3'01         % Change
                                                                           Q4'01 over                    Q4'01 over
                                                                              Q4'00                        Q3'01
                                                -----------------------------------------------------------------------

                        (US$ MILLION)
              Product Revenues                      $13.9        $16.4        -16%           $11.2        24%
              Services Revenues                      $5.2         $4.5         15%            $6.6       -22%
              Operating Expenses:
                before restructuring
              charges                               $17.8        $19.2         -8%           $17.5        2%
                after restructuring
              charges                               $18.3        $19.2         -5%           $17.5        5%
              Cash Flow                              $2.3         $3.4        -31%            $2.3        3%
              EBITDA                                 $2.7         $3.9        -30%            $2.5       10%
                                                -----------------------------------------------------------------------


FISCAL YEAR BASIS

                                               -------------------------------------------
                                                              Fiscal Year
                                               -------------------------------------------
                                                   2001         2000         % Change
                                                                          year over year
                                               -------------------------------------------

                       (US$ MILLION)
              Product Revenues                        $50.8     $46.4           9%
              Services Revenues                       $22.0     $16.9          30%
              Operating Expenses:
                before restructuring
              charges                                 $68.9     $60.0          15%
                after restructuring
              charges                                 $69.4     $60.0          16%
              Cash Flow                               $10.9     $10.5           4%
              EBITDA                                  $12.1     $11.5           7%
                                               -------------------------------------------

PRODUCT REVENUES: We achieved a 24 percent increase over third quarter product revenues, including renewals of several multi-year enterprise-wide software agreements. For the year 2001, product revenues increased by 9 percent over 2000.

SERVICES REVENUES: The service group continues to grow, on a year over year basis. Growth for 2001 was 30 percent over 2000. The 22 percent decline in services revenues over the third quarter reflects primarily delays due to our changeover to new processing technology, and the shutdown of some lower profitability service operations. We expect service revenues to grow to $6 million in the first quarter of 2002.

OPERATING EXPENSES: Operating expenses before restructuring charges were $17.8 million, a 2 percent increase over the third quarter. With the restructuring charges, the fourth quarter reflected a 5 percent increase in expenses over the third quarter.


ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The company delivers technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The company has about 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 22 offices in 17 countries, serving all major oil- and gas-producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement:
 Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "`believes," "expects," "may," "will," "could", "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) political risk and uncertainty in the global economy and within the energy sector, (2) regional conflicts in oil producing countries, (3) future capital expenditures by oil and gas companies, (4) fluctuations and absolute levels of international oil prices, (5) the need for increased Company investment to support new product and new service introductions, (6) the company's ability to raise needed additional capital, (7) rapid technological changes that could make the company's products less desirable or obsolete, (8) market acceptance of the Company's products and services, (9) changes in product sales mix, (10) product transitions by the Company and its competitors, (11) the impact of competitive products and pricing, (12) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 29, 2001, its 2000 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



For more information please contact:

PARADIGM GEOPHYSICAL LTD.
Investor Relations
Phone: +972-9-970-9306
Fax: +972-9-970-9319
Email:  ir@paradigmgeo.com

THE RUTH GROUP
Denise Roche
Phone: +1-646-546-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                  DECEMBER 31,            DECEMBER 31,
                                                      2000                    2001
                                               -------------------     --------------------
                                                    AUDITED                  AUDITED
                                               -------------------     --------------------

      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                          $   8,647               $  11,755
Trade receivables, net                                22,707                  28,306
Accrued income                                         4,077                   5,451
Other receivables and prepaid expenses                 4,110                   5,686
                                               -------------------     --------------------

Total current assets                                  39,541                  51,198
                                               -------------------     --------------------

LONG-TERM TRADE RECEIVABLES                              221                       -
                                               -------------------     --------------------

SEVERANCE PAY FUNDS                                    1,076                   1,525
                                               -------------------     --------------------

PROPERTY AND EQUIPMENT, NET                           13,318                  15,902
                                               -------------------     --------------------

OTHER ASSETS, NET                                     25,605                  30,561
                                               -------------------     --------------------

                                                    $ 79,761               $  99,186
                                               ===================     ====================



                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                 DECEMBER 31,            DECEMBER 31,
                                                                     2000                    2001
                                                              -------------------     --------------------
                                                                   AUDITED                  AUDITED
                                                              -------------------     --------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                             $   4,528                $  5,500
Current maturities of long-term bank loans                            3,112                   1,278
Current maturities of capital lease obligations                         546                     260
Trade payables                                                        6,045                   3,555
Other payables and accrued expenses                                   9,931                  12,835
Note payable                                                              -                   6,318
Deferred revenues                                                     4,519                   3,810
                                                              -------------------     --------------------

Total current liabilities                                            28,681                  33,556
                                                              -------------------     --------------------

LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities                       1,277                   5,099
Convertible note                                                          -                   8,000
Capital lease obligations, net of current maturities                    206                       -
Other lease obligations                                                 517                     288
Accrued severance pay                                                 2,338                   2,907
Deferred income tax liability                                           273                     261
                                                              -------------------     --------------------

Total long-term liabilities                                           4,611                  16,555
                                                              -------------------     --------------------

SHAREHOLDERS' EQUITY                                                 46,469                  49,075
                                                              -------------------     --------------------

                                                                   $ 79,761               $  99,186
                                                              ===================     ====================


                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS


                                                                      YEAR ENDED                     THREE MONTHS ENDED
                                                                     DECEMBER 31,                       DECEMBER 31,

                                                                 2000             2001             2000              2001
                                                             -------------    -------------    -------------     --------------
                                                                        AUDITED                           UNAUDITED
                                                             ------------------------------    --------------------------------

Revenues:
Products                                                      $ 46,390         $  50,765            $ 16,413         $  13,852
Services                                                         16,908           22,001               4,483             5,151
                                                             -------------    -------------
                                                                                               -------------     --------------

                                                                 63,298           72,766              20,896            19,003
                                                             -------------    -------------    -------------     --------------

Operating expenses:
Cost of products                                                 10,816           10,592               3,719             2,322
Cost of services                                                  6,352            9,793               1,982             2,902
Research and development                                         11,215           12,847               3,433             2,923
Sales and marketing, general and administrative                  23,518           26,850               7,881             7,615
Depreciation                                                      4,746            5,589               1,259             1,191
Amortization of intangible assets                                 3,360            3,214                 944               818
Restructuring charges                                                 -              540                   -               540
                                                             -------------    -------------    -------------     --------------

Total operating expenses                                         60,007           69,425              19,218            18,311
                                                             -------------    -------------    -------------     --------------

Operating income                                                  3,291            3,341               1,678               692
Financial expenses, net                                            (552)            (642)               (200)             (262)
                                                             -------------    -------------    -------------     --------------

Income before taxes on income                                     2,739            2,699               1,478               430
Taxes on income                                                    (380)            (569)               (275)              (95)
                                                             -------------    -------------    -------------     --------------

Net income                                                    $   2,359        $   2,130           $   1,203           $   335
                                                             =============    =============    =============     ==============

Basic net earnings per share                                   $   0.17           $ 0.14          $     0.08            $ 0.02
                                                             =============    =============    =============     ==============

Number of shares used in computing
basic net earnings per share                                     13,504           14,817              14,642            14,892
                                                             =============    =============    =============     ==============

Diluted net earnings per share                               $     0.17           $ 0.14          $     0.08            $ 0.02
                                                             =============    =============    =============     ==============

Number of shares used in computing
Diluted income (loss) per share                                  13,789           15,124              14,793            15,610
                                                             =============    =============    =============     ==============



SEGMENT REPORTING

                                           4TH QUARTER                     FISCAL YEAR
                                    ----------------------------  ----------------------------
            (US$ MIL.)                  2001          2000             2001          2000
----------------------------------------------------------------  ----------------------------
PRODUCTS
Revenues                                    $13.8         $16.4            $50.8        $46.4
Cost of Revenues                             $2.3          $3.7            $10.6        $10.8
Depreciation                                 $0.2          $0.2             $0.7         $0.6
----------------------------------------------------------------------------------------------
SEGMENT PROFIT CONTRIBUTION                 $11.3         $12.5            $39.5        $35.0
% SEGMENT PROFIT CONTRIBUTION                 82%           76%              78%          75%
Segment Capital                               2.6           2.6              2.6          2.6
----------------------------------------------------------------------------------------------
PROFIT CONTRIBUTION
% SEGMENT CAPITAL                             435%          481%            1518%        1346%


----------------------------------------------------------------------------------------------
SERVICES
Revenues                                     $5.2          $4.4            $22.0        $16.9
Cost of Revenues                             $2.9          $2.0             $9.8         $6.4
Depreciation                                 $0.4          $0.4             $2.2         $1.8
----------------------------------------------------------------------------------------------
SEGMENT PROFIT CONTRIBUTION                  $1.9          $2.0            $10.0         $8.7
% SEGMENT PROFIT CONTRIBUTION                 37%           45%              45%          52%
Segment Capital                              10.5           8.5             10.5          8.5

----------------------------------------------------------------------------------------------
PROFIT CONTRIBUTION
% SEGMENT CAPITAL                              18%           24%              95%         102%

----------------------------------------------------------------------------------------------